Exhibit 2.1

                 NETTER DIGITAL AND VIDESSENCE CLOSE MERGER DEAL

                       FIRST COLLABORATION RESULTS IN NEW
                          PRODUCTS FOR FILM PRODUCTION

                VIDESSENCE ENTERS CHINA MARKET WITH INSTALLATIONS
                  IN CHINA CENTRAL TELEVISION MAIN NEWS STUDIOS
             PRODUCT ACCEPTED AS NEW STANDARD IN BEIJING OPERATIONS

Los Angeles, CA and Burlingame, CA--January 9, 1997 --Netter Digital Entertainment, Inc. (NASDAQ:NETT) and Videssence, Inc., with combined annualized sales of $30 million, announced today that the merger of the Companies approved by the stockholders of Netter Digital on August 5, 1996 was closed on December 31, 1996. Videssence, Inc., with annualized sales of $6 million, has become a wholly-owned subsidiary of Netter Digital Entertainment, Inc.

In their first collaborative effort, Netter Digital Entertainment, Inc. and Videssence, Inc. have focused on expanding uses of the Videssence SRGB(TM) technology into significant new growth markets for Videssence by jointly developing new lighting technologies and products for the film production markets. The line of new Videssence SRGB motion picture lighting systems is being developed and tested at Netter Digital's Babylon 5 Stage in North Hollywood, California. Working with Kodak, Minolta and Rosco Laboratories, Videssence has formulated new lamps and filtration materials which adjust color contents of specific SRGB lamps to match the needs of specific film emulsions used in film production. These new products are expected to provide significant new sales opportunities.

The first European demonstration of these new products will take place at the Pinewood Studios in London on January 22, 1997. Over 200 members of the lighting profession in the United Kingdom are scheduled to attend premiere workshops being hosted by the Videssence distributor in the United Kingdom, Michael Samuelson Lighting.

Videssence products have been adopted by broadcasters in 23 countries. The newly designed VIDESSENCE Studio 2000 and VID-LITE products have recently been installed at the China Central Television (CCTV) main news studio in Beijing. In July 1996, CCTV installed the digital dimming SRGB Studio 2000 Lighting Systems in two of their studios. These two studios were used as a demonstration for the management of Chinese Television. The Studio 2000 Television News Studio systems reduced the electrical energy used to produce lighting in those studios by over 80%, eliminating the need for air conditioning, while enhancing the picture quality of the Philips BTS studio cameras. Consequently, because the equipment surpassed all performance requirements, VIDESSENCE SRGB 2000 products have been accepted as the new standard in the Beijing CCTV news operations. The Company anticipates wide market acceptance among the more than 1,000 studio operations in China resulting from the adoption of the technology and the endorsement of CCTV in Beijing.

Douglas Netter, Chairman, President and CEO of Netter Digital, said "With the combination of Videssence and Netter Digital, we are positioned to aggressively market our media technology products to the emerging digital entertainment industry."

In a statement from Paul Costa, President of Videssence, he said "Videssence has developed in its eight years of business significant core technologies that will be greatly expanded in their marketing potential as a result of this merger with Netter Digital. We are very excited about our prospects together, which have already been demonstrated by the development of new products for the film production markets."

Videssence, Inc. located in Burlingame, California, with patented SRGB lighting technologies and products, is the market leader for energy efficient studio lighting in the television news industry. There are presently over five hundred broadcasters who have adopted VIDESSENCE SRGB light as the standard for their lighting and camera calibration platforms. These include CNN worldwide, ABC World News with Peter Jennings and numerous network operations.

Netter Digital Entertainment, Inc. is a digital entertainment and production company which utilizes high technology in creating television series, movies, documentaries and multimedia productions. The Company specializes in creating science fiction programming which combines live action with computer graphics and is presently expanding its capabilities from being primarily a production company into broader-based technology-driven entertainment company. The Company currently produces the Hugo Award-winning science fiction television series "Babylon 5" with creator and executive producer, J. Michael Straczynski.


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